Exhibit (h)(2)(ii)

SCHEDULE 1

DIVIDEND DISBURSING AND TRANSFER AGENT AGREEMENT

SERIES OF THE TRUST
(updated January 20, 2022)

The following fund(s) are covered by the Agreement:

1.	Arin Large Cap Theta Fund
	a.	Institutional Class Shares
	b.	Advisor Class Shares
2.	Matisse Discounted Closed-End Fund Strategy
3.	Matisse Discounted Bond CEF Strategy
4.	QCI Balanced Fund
5.	Roumell Opportunistic Value Fund
6.	Sector Rotation Fund
7.	Typhon Tactical Managed Futures Strategy Fund